Exhibit 3.5
CERTIFICATE OF DESIGNATION
OF SERIES B PREFERRED STOCK
OF ENDWAVE CORPORATION
(Pursuant to Section 151 of the Delaware General Corporation Law)
     ENDWAVE CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Corporation Law of the State of Delaware at a meeting duly called and held on April 11, 2006, amending the Amended and Restated Certificate of Incorporation of the Company to create a series of Preferred Stock designated as “Series B Preferred Stock”:
“RESOLVED, that pursuant to the authority vested in the Board of Directors (the “Board of Directors”) of ENDWAVE CORPORATION, a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), the Board of Directors hereby creates a series of Preferred Stock, par value $0.001 per share, of the Company, to be designated “Series B Preferred Stock” and hereby states the designation and number of shares, and fixes the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof (in addition to the provisions set forth in the Certificate of Incorporation of the Company, which are applicable to the Preferred Stock of all classes and series), as follows:
SERIES B PREFERRED STOCK
     Section 1. Designation and Rank.
     (a) Three hundred ninety thousand (390,000) shares of the Preferred Stock of the Company, par value one-tenth of one cent ($0.001) per share, shall be designated and known as the “Series B Preferred Stock.”
     (b) The Series B Preferred Stock shall rank senior and prior to the Common Stock, par value one-tenth of one cent ($0.001) per share, of the Company (the “Common Stock”), the Series A Junior Participating Preferred Stock, par value one-tenth of one cent ($0.001) per share (the “Series A Junior Preferred Stock”), and all other classes or series of the capital stock (other than Preferred Stock) of the Company (now or hereafter authorized or issued), with respect to the payment of any dividends, the conversion rights set forth herein and any payment upon liquidation or redemption. The Company may not issue any additional classes or series of Preferred Stock with dividend, liquidation, redemption or conversion rights or right of payment of any kind that is senior to the Series B Preferred Stock, except pursuant to Section 12.

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     Section 2. Dividend Rights.
     From and after the Original Issue Date (as defined in Section 4(e)(i) below), when and if the Board of Directors declares a dividend or distribution payable with respect to the then-outstanding shares of Common Stock (other than in additional shares of Common Stock or Common Stock Equivalents (as defined in Section 4(e)(i) below)), the holders of the Series B Preferred Stock shall be entitled to the amount of dividends per share in the same form as such Common Stock dividends that would be payable on the largest number of whole shares of Common Stock into which a holder’s aggregate shares of Series B Preferred Stock could then be converted pursuant to Section 4 hereof (such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend).
     Section 3. Liquidation Rights.
     (a) Liquidation Events. The occurrence of any of the following events shall be deemed a “Liquidation”: (i) any liquidation, dissolution, or winding-up of the affairs of the Company, or (ii) unless, at the request of the Company, the holders of at least a majority of the Series B Preferred Stock then outstanding determine otherwise, (W) the merger, reorganization or consolidation of the Company (or any subsidiary or subsidiaries of the Company the assets of which constitute all or substantially all the assets of the business of the Company and its subsidiaries taken as a whole) into or with another corporation or entity, unless, as a result of such transaction the holders of the Company’s outstanding securities immediately preceding such merger, reorganization or consolidation own (in approximately the same proportions, relative to each other, as immediately before such transaction) a majority of the voting securities of the surviving or resulting corporation or entity (solely by virtue of their shares or other securities of the Company or the consideration received therefor in such a transaction), (X) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all the assets of the Company, whether pursuant to a single transaction or a series of related transactions (which assets shall include for these purposes two thirds (66-2/3%) or more of the outstanding voting interests of such of the Company’s subsidiaries the assets of which constitute all or substantially all the assets of the Company and its subsidiaries taken as a whole), (Y) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all the assets of any of the Company’s subsidiaries the assets of which constitute all or substantially all of the assets of the Company and such subsidiaries taken as a whole, or (Z) any transaction or series of related transactions in which the Company participates or to which it is a party in which securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities are acquired by any person, entity or group (as the term group is defined and interpreted under Section 13(d)(3) of the Exchange Act of 1934, as amended) of related persons or entities, excluding any consolidation or merger effected exclusively to change the domicile of incorporation; provided, however, that each event described in clauses (w) through (z) shall not be a “Liquidation” unless it has been approved by the Company’s Board of Directors.

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     (b) Liquidation Preference.
          (i) In the event of any Liquidation, before any payment of cash or distribution of other property shall be made to the holders of Common Stock, or any other class or series of stock subordinate in liquidation preference to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive out of the assets of the Company legally available for distribution to its stockholders, with respect to each share of Series B Preferred Stock held by such holder, one hundred fifty dollars ($150.00) (as appropriately adjusted for any combinations, divisions, or similar recapitalizations affecting the Series B Preferred Stock after the date hereof, the “Original Issue Price”) and all accumulated or accrued and unpaid dividends thereon (collectively, the “Series B Liquidation Preference”).
          (ii) If, upon any Liquidation, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of the Series B Preferred Stock the full amounts to which they are entitled pursuant to clause (b)(i) above, the holders of the Series B Preferred Stock shall share pro rata in any distribution of assets in proportion to the respective amounts which would be payable to the holders of the Series B Preferred Stock in respect of the shares held by them if all amounts payable to them in respect of such were paid in full pursuant to clause (b)(i) above.
          (iii) After the distributions described in clause (b)(i) or (b)(ii) above have been paid, subject to the rights of any other class or series of capital stock of the Company that may from time to time come into existence, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.
          (iv) If holders of Series B Preferred Stock would receive a greater return in a Liquidation by converting such holders’ shares of Series B Preferred Stock into Common Stock (in the good faith judgment of the Board of Directors, unless holders of a majority of the outstanding shares of Series B Preferred Stock object in writing at least five (5) business days prior to the effectiveness of such Liquidation, in which case the conclusion of such holders will govern), then such shares will be deemed automatically converted to Common Stock immediately before the effectiveness of such Liquidation.
     (c) Non-Cash Distributions. If any distribution to be made pursuant to this Section 3 is to be paid other than in cash or Common Stock or Common Stock Equivalents (as defined in Section 4(e)(i) below), the value of such distribution will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:
          (i) Securities not subject to restrictions on free marketability covered by clause (ii) below:
               (1) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) trading day period ending three (3) trading days prior to the occurrence of the Liquidation;

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               (2) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) trading day period ending three (3) trading days prior to the occurrence of the Liquidation; and
               (3) if there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.
          (ii) The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to effectuate an appropriate discount from the market value, as determined by clause (i)(1), (2) or (3) of this Section 3(c), so as to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.
     Section 4. Conversion Rights.
     The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Right”):
     (a) Conversion Rate. Each share of Series B Preferred Stock shall initially be convertible into ten (10) shares of the Company’s Common Stock (as adjusted from time to time hereunder, the “Conversion Rate”).
     (b) Automatic Conversion. The Series B Preferred Stock shall be automatically converted into Common Stock on the first date after April 24, 2008 on which the VWAP (as defined below) is above thirty-seven dollars and fifty cents ($37.50) (as appropriately adjusted for stock splits, combinations, recapitalizations and the like after the date hereof) (a “Price-Based Automatic Conversion”). The “VWAP” is defined to be the volume weighted average price of the Common Stock of the Company (trading on a securities exchange or through Nasdaq National Market or other national exchange or market) for the thirty business days immediately preceding the date of measurement, all of which business days must occur on or after April 24, 2008. The date of a Price-Based Automatic Conversion shall be referred to as the “Automatic Conversion Date.”
     (c) Optional Conversion. The holders of the Series B Preferred Stock shall have the right, at any time, to convert the shares of Series B Preferred Stock held by such holder into that number of shares of Common Stock into which such shares are convertible based on the then effective Conversion Rate (“Optional Conversion”). In the event of any Optional Conversion, the date of such conversion shall be referred to as the “Optional Conversion Date.”
     (d) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, it shall either (A) surrender the subject Series B Preferred Stock certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Series B Preferred Stock or (B) notify the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and shall give written notice to the Company at such office that he elects to convert the same; provided, however, that on an Automatic Conversion Date, the outstanding shares of

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Series B Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided further, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable in connection therewith unless either the certificates evidencing such shares of Series B Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On an Automatic Conversion Date, each holder of record of shares of Series B Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series B Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Series B Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.
     The Company shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series B Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock in accordance with Section 8, plus any declared and unpaid dividends on the converted Series B Preferred Stock. A conversion, other than a Price-Based Automatic Conversion, shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted (or on such later date requested by the holder or on such earlier date agreed to by such holder and the Company), and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, or a merger, sale, financing, or liquidation of the Company or other event, the conversion may, at the option of any holder tendering Series B Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series B Preferred Stock shall not be deemed to have converted such Series B Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.
     (e) Certain Adjustments. To the extent that the holders of Series B Preferred Stock do not participate fully with other stockholders of the Company with respect to dividends paid pursuant to Section 2 hereof, the following adjustments shall be made to the Conversion Rate:
          (i) Adjustment for Common Stock Dividends and Distributions. If, at any time after the original issue date of the Series B Preferred Stock (the “Original Issue Date”), the Company makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (as defined below), in each such event the Conversion Rate that is then in effect shall be appropriately increased as of the time of such issuance or, in the

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event such record date is fixed, as of the close of business on such record date; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Rate shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Rate shall be adjusted pursuant to this Section 4(e)(i) to reflect the actual payment of such dividend or distribution. A “Common Stock Equivalent” shall mean securities or shares of capital stock that are directly or indirectly exchangeable or exercisable for or into shares of Common Stock.
          (ii) Adjustments for Stock Splits, Stock Subdivisions and Combinations. If, at any time after the Original Issue Date, the Company subdivides or combines the Common Stock without making a corresponding subdivision or combination of the Series B Preferred Stock, (A) in the case of a subdivision (including a stock split), the Conversion Rate in effect immediately prior to such event shall be proportionately increased and (B) in the case of a combination (including a reverse stock split), the Conversion Rate in effect immediately prior to such event shall be proportionately decreased. Any adjustment under this Section 4(e)(ii) shall become effective at the close of business on the date the subdivision or combination becomes effective.
          (iii) Adjustments for Reclassification, Reorganization and Consolidation. In case of (A) any reclassification, reorganization, change or conversion of securities of the class issuable upon conversion of the Series B Preferred Stock (other than a change in par value, or from par value to no par value) into other shares or securities of the Company, or (B) any merger or consolidation of the Company with or into another entity (other than (x) a Liquidation, to which Section 3 will apply, or (y) a merger or consolidation with another entity in which the Company is the acquiring and the surviving entity and that does not result in any reclassification or change of outstanding securities issuable upon conversion of the Series B Preferred Stock) each holder of shares of Series B Preferred Stock shall have the right to receive, in lieu of the shares of Common Stock otherwise issuable upon the conversion of its shares of Series B Preferred Stock (and accumulated or accrued and unpaid dividends then-outstanding thereunder) in accordance with Section 4(b), the kind and amount of shares of stock and other securities, money and property receivable upon such reclassification, reorganization, change, merger or consolidation upon conversion by a holder of the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such reclassification, reorganization, change, merger or consolidation, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. The provisions of this clause (iii) shall similarly attach to successive reclassifications, reorganizations, changes, mergers and consolidations.
     Section 5. Other Distributions.
     In the event the Company provides the holders of its Common Stock with consideration that is not otherwise addressed in Section 2 or Section 4 (including, without limitation, declaring a distribution payable in securities, assets, cash or evidences of indebtedness issued by other persons or the Company), then, in each such case, the holders of the Series B Preferred Stock shall be entitled to a pro rata share of any such distribution as though such holders were holders of the number of shares of Common Stock of the Company as though the Series B Preferred Stock had been converted in whole as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

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     Section 6. Recapitalizations.
     If at any time there occurs a recapitalization of the Common Stock (other than a Liquidation or a subdivision, combination or merger or sale of assets provided for in Section 4(e)(i)-(iii) hereof) the holders of the Series B Preferred Stock shall be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of capital stock or other securities or property of the Company or otherwise to which a holder of the Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Section 4 hereof with respect to the rights of the holders of the Series B Preferred Stock after the recapitalization to the end that the provisions of Section 4 hereof (including adjustment of the Conversion Rate then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.
     Section 7. No Impairment.
     The Company will not, by amendment of the Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions hereof.
     Section 8. No Fractional Shares and Certificate as to Adjustments.
     (a) No fractional shares of Common Stock will be issued upon the conversion of any share or shares of the Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock by a holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to such fraction multiplied by the closing price of the Company’s Common Stock on the Nasdaq National Market (or any other national securities exchange on which the Common Stock is then traded) on the day immediately preceding the conversion. All calculations under Section 4 hereof and this Section 8(a) shall be made to the nearest cent or to the nearest share, as the case may be.
     (b) Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to Section 4 hereof, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of shares of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series B Preferred Stock, use its reasonable best efforts to furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other

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property which at the time would be received upon the conversion of a share of Series B Preferred Stock.
     Section 9. Reservation of Stock Issuable Upon Conversion.
     The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock that shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock not otherwise reserved for issuance shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Company shall take such corporate action that may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.
     Section 10. Notices.
     Any notice required by the provisions hereof to be given to the holders of shares of Series B Preferred Stock shall be given in writing and shall be deemed to have been given (i) in the case of personal or hand delivery, on the date of such delivery, (ii) in the case of an internationally-recognized overnight delivery courier, on the second (2nd) business day after the date when sent, (iii) in the case of mailing, on the fifth (5th) business day following that day on which the piece of mail containing such communication is posted and (iv) in the case of facsimile transmission, the date of telephone confirmation of receipt.
     Section 11. Voting Rights.
     (a) Holders of Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the Company’s Common Stock, including with respect to the election of directors of the Company, on an as if converted to Common Stock basis based on the Conversion Rate in effect on the record date of such vote. Notwithstanding the voting group rights set forth in the General Corporation Law of the State of Delaware (“GCL”), holders of Series B Preferred Stock will not have, by virtue of the GCL or this Section 11, the right to vote separately as a series on any proposed plan of merger or plan of share exchange. Except as otherwise provided herein, to the maximum extent permitted by law, holders of Series B Preferred Stock will not have any rights to vote separately as a series with respect to any matter submitted to a vote of the holders of the Company’s outstanding securities.
     (b) So long as at least one hundred fifty thousand (150,000) shares of Series B Preferred Stock are outstanding (as adjusted for stock splits, combinations, recapitalizations and the like with respect to the Series B Preferred Stock), the holders of Series B Preferred Stock, voting separately as a series, shall be entitled to elect one member of the Company’s Board of Directors.

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     Section 12. Protective Provisions.
     (a) So long as at least one hundred fifty thousand (150,000) shares of Series B Preferred Stock are outstanding (as adjusted for stock splits, combinations, recapitalizations and the like with respect to the Series B Preferred Stock), the Company shall not (either directly or indirectly by merger, consolidation, reclassification or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then-outstanding shares of Series B Preferred Stock, voting separately as a series:
          (i) amend its Certificate of Incorporation (including any Certificate of Designation), so as to (i) increase the number of authorized shares of the Company’s Series B Preferred Stock or (ii) adversely change the rights, preferences or privileges of the Series B Preferred Stock or any holder thereof; provided, however, that the authorization and issuance of additional shares of Common Stock, and creation of any series of Preferred Stock (or issuing shares under any such series) that is junior in dividends, liquidation preference, conversion, voting and payment rights and otherwise to the Series B Preferred Stock shall not be deemed to adversely change the rights, preferences or privileges of the Series B Preferred Stock;
          (ii) create, authorize, designate, offer, sell or issue any equity security (or security convertible into or exchangeable for an equity security) that is senior to or pari passu with the Series B Preferred Stock with respect to dividends, liquidation preference or conversion rights;
          (iii) declare or pay any Distribution (as defined below) with respect to any capital stock of the Company that is junior in dividends, liquidation preference, conversion, voting or payment rights to the Series B Preferred Stock; or
          (iv) effect a voluntary liquidation, dissolution or winding up of the Company.
     (b) For purposes of this Section 12, “Distribution” shall mean the transfer of cash or other property without consideration, whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock or Common Stock Equivalents) or the purchase or redemption of shares of the Company for cash or property (other than repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase); provided that “Distribution shall not include (i) a redemption, purchase or other acquisition of shares of any stock junior in dividends, liquidation preference, conversion, voting or payment rights to the Series B Preferred Stock in exchange for shares of any stock of the Company ranking junior in dividends, liquidation preference, conversion, voting or payment rights to the Series B Preferred Stock and (ii) a redemption of the rights issued pursuant to the Rights Agreement, dated December 5, 2005, between the Company and Computershare Trust Company, Inc.
     Section 13. Status of Converted Stock.
     In the event any shares of Series B Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled and shall not be reissuable by the

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Company. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Amended and Restated Certificate of Incorporation, or in any other Certificate of Designation creating a series of Preferred Stock or any similar stock or as otherwise required by law.
[Signature page follows]

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     IN WITNESS WHEREOF, Endwave Corporation has caused this Certificate of Designation to be signed by Edward A. Keible, its President and Chief Executive Officer, as of April 24, 2006.

ENDWAVE CORPORATION

By:	/s/ Edward A. Keible, Jr.

Name:	Edward A. Keible, Jr.
Title:	President and Chief Executive Officer

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